October 23, 2008
Mr. Doug Jones
Division of Corporation of Finance
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549
Dear Mr. Jones:
     I am writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above referenced Annual Report on Form 10-K (the “10-K”) of Town Sports International Holdings, Inc. (the “Company” or “we”), in your letter dated October 16, 2008 (the “Comment Letter”).
     The heading and numbered paragraphs below correspond to the heading and numbered paragraphs in the Comment Letter.
Form 10-K for the Year Ended December 31, 2007
“EBITDA”
1.	Reference is made to you disclosure of “EBITDA” throughout this filing as well as in the February 28, 2008 and May 1, 2008 Form 8-Ks in regards to periodic results. We note this measure is calculated differently that defined as “EBITDA” in Release No. 33-8176 as solely “earnings before interest, taxes, depreciation and amortization.” Accordingly, please change the description of your measure to more accurately describe what it represents. Refer to question and answer 14 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”), available on our website at http:///www.sec.gov/divisions//corpfin/faqs/nongaapfaq.htm, for further guidance.
Response:
In previous filings, we excluded the loss on extinguishment of debt from EBITDA. In future annual reports on Form 10-K as well as applicable future filings, the non-GAAP measure EBITDA will be defined as “Earnings before interest, taxes, depreciation and amortization” and will not include loss on extinguishment of debt.
2.	In regard to your disclosure that starts on the bottom of page 35 with respect to the usefulness of “EBITDA” to investors in evaluating your operating performance, it does not appear that you have substantively explained specific to your circumstances why this measure is useful to investors. If you implication is the EBITDA facilitates period to period comparison by eliminating certain variances in items eliminated, we caution you that a non-GAAP measure should never be used in an attempt to smooth earnings. With regard to facilitating operating performance comparisons, it is not clear why you believe it is useful for investors to disregard your capital structure, tax position, and asset base when making such comparisons, in particular given the significance of debt and fixed assets to you operations. In this respect, we refer to you to the answer to question 8 of the FAQ referred to above in which is identified disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. (The answer to question 15 of the FAQ discusses the applicability of answer 8 to “EBITDA.”) Please expand you disclosure consistent with the answer to question 8 to include substantive discussions specific to your circumstances. Provide us with any revised disclosure that you intend to include in future filings.
Response:
EBITDA is a measurement useful to investors to measure operating performance. Eliminating items related to our capital and tax structure provides for a more comparable measure of the performance of our operations, as these structures may vary company to company.
The Company believes it is beneficial to share with the investment community the same measurements against which it measures its own performance (and therefore the performance of its management team). In this regard, and as addressed at length in the “Compensation Discussion and Analysis” discussion included in the Company’s Proxy Statement filed on April 15, 2008, EBITDA-based performance measurements are a primary component of incentive compensation for our key executives and other employees. We believe it is in the best interests of the investment community to have access to this information.
In addition, it is used by investors as a financial indicator of a company’s performance and ability to service its debt. We are required to comply with certain covenants based on variations of an adjusted EBITDA in certain of our financing agreements. Our current period depreciation expense is not a good indication of our current or future period capital expenditures as the cost to construct and open clubs may vary greatly from one period to another, depending on the number of clubs to be opened, size and location.
In future annual reports on Form 10-K as well as applicable future filings, the disclosure for Non-GAAP Financial Measures will read as follows:
Non-GAAP Financial Measures
     We use the terms “EBITDA” and “EBITDA margin” throughout this annual report. EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for corporate income taxes, depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. EBITDA has its limitations as an analytical tool and should not be considered as a substitute for net income, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.
     EBITDA is used by both management, investors and industry analysts in conjunction with traditional GAAP operating performance measures as an important overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance.
•	The elimination of items related to our capital and tax structures, including depreciation and amortization, enables a more accurate comparison of operating performance to other companies in our industry, as these structures may vary from company to company.
•	The elimination of certain non-cash or non-operating items such as interest income, interest expense and income taxes, provides a meaningful measure of corporate performance as well as a comparison of our operating performance to companies in our industry. The Company believes it is beneficial to share with the investment community the same measurements against which it measures its own performance (and therefore the performance of its management team).
•	EBITDA is the baseline measurement used to determine executive officer annual performance bonuses, as noted in the Compensation Discussion and Analysis in the Company’s proxy statement. Management also uses EBITDA in its presentations to its board of directors.
•	We are required to comply with certain financial covenants and borrowing limitations that are based on variations of EBITDA measurements in certain of our financing documents. The Company believes it is important investors have visibility into the Company’s performance in this regard.
3.	In connection with the preceding comment, interest and tax expenses are already excluded from your operating income, a GAAP measure, so it is not clear why an alternative measure is necessary to exclude such amounts. Please advise.
Response
Please refer to our response to question number 2 above regarding the use of EBITDA.
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
  For your convenience please find attached Exhibit A for a version of the Non-GAAP Financial Measures disclosure tracked against the disclosure used in the December 31, 2007 Form 10-K.

     Thank you very much for your prompt review of this letter. We would like to reflect the proposed changes in the Company’s earning release scheduled for Thursday, October 30, 2008. Please call me at (212) 246-6700 should you or any other member of the SEC staff have any questions or additional comments.
Sincerely,
/s/ Daniel Gallagher

Town Sports International Holdings, Inc.
Chief Financial Officer

cc.	David M. Kastin, Esq. (Senior VP, General Counsel, Town Sports International) Christoph Gabel (PricewaterhouseCoopers LLP) Allan Williams, Esq. (Proskauer Rose LLP)

Exhibit A
Non-GAAP Financial Measures
          We use the terms “EBITDA” and “EBITDA margin” throughout this annual report. EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for corporate income taxes, depreciation and amortization ~~and loss on extinguishment of debt~~. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP.   EBITDA ~~margin is the ratio of EBITDA to total revenue.~~

~~We use EBITDA and EBITDA margin as measures of operating performance. EBITDA~~ has its limitations as an analytical tool and should not be considered as a substitute for net income, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.
~~We believe~~         EBITDA is ~~useful to an investor~~used by both management, investors and industry analysts in ~~evaluating our~~ conjunction with traditional GAAP operating performance ~~because:~~ measures as an important overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance.
•	~~it is a widely accepted financial indicator of a company’s ability to service its debt and we are required to comply with certain covenants and borrowing limitations that are based on variations of EBITDA in certain of our financing documents;~~The elimination of items related to our capital and tax structures, including depreciation and amortization, enables a more accurate comparison of operating performance to other companies in our industry, as these structures may vary from company to company.

•	~~it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and~~The elimination of certain non-cash or non-operating items such as interest income, interest expense and income taxes, provides a meaningful measure of corporate performance as well as a comparison of our operating performance to companies in our industry. The Company believes it is beneficial to share with the investment community the same measurements against which it measures its own performance (and therefore the performance of its management team).
~~•        it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our properties.~~
     ~~Our management uses EBITDA:~~
~~•        as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our properties; and~~
•	~~in~~ EBITDA is the baseline measurement used to determine executive officer annual performance bonuses, as noted in the Compensation Discussion and Analysis in the Company’s proxy statement. Management also uses EBITDA in its presentations to ~~the members of our~~its board of directors ~~to enable our board to have the same consistent measurement basis of operating performance used by management~~.
~~We have provided reconciliations of EBITDA to net income (loss), the most directly comparable GAAP measure, in footnote 4 under “Selected Consolidated Financial and Other Data.”~~
•	We are required to comply with certain financial covenants and borrowing limitations that are based on variations of EBITDA measurements in certain of our financing documents. The Company believes it is important investors have visibility into the Company’s performance in this regard.